October 22, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Patron Systems, Inc. under Item 4.01 of its Form 8-K dated October 16, 2007. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Patron Systems, Inc. contained therein.

Very truly yours,